August 21, 2025
VIA EDGAR
Office of Trade & Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Gambling.com Group Limited
Registration Statement on Form F-3
File No. 333-289617
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gambling.com Group Limited (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-289617) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 9:00 a.m., Eastern Daylight Time, on August 25, 2025, or as soon as practicable thereafter.

Sincerely yours,

Gambling.com Group Limited

By:	/s/ Elias Mark

Name: Elias Mark
Title: Chief Financial Officer